Filed pursuant to Rule 424(b)(3)
Registration No. 333-261399
PROSPECTUS SUPPLEMENT NO. 14
(to Prospectus dated March 16, 2022)

Rockley Photonics Holdings Limited
Up to 7,785,560 Ordinary Shares

This prospectus supplement supplements the prospectus dated March 16, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-261399). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on October 31, 2022 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the offer and sale from time to time of up to 7,785,560 ordinary shares, nominal value $0.000004026575398 per share, of Rockley Photonics Holdings Limited, a Cayman Islands exempted company, by Lincoln Park Capital Fund, LLC, or Lincoln Park or the selling shareholder.
The ordinary shares being offered by the selling shareholder may be issued pursuant to the purchase agreement dated November 15, 2021 that we entered into with Lincoln Park. See “The Lincoln Park Transaction” in the Prospectus for a description of that agreement and “Selling Shareholder” in the Prospectus for additional information regarding Lincoln Park. The prices at which Lincoln Park may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.
We are not selling any securities under the Prospectus or this prospectus supplement and will not receive any of the proceeds from the sale of shares by the selling shareholder.
The selling shareholder may sell the ordinary shares described in the Prospectus and this prospectus supplement in a number of different ways and at varying prices. See “Plan of Distribution” in the Prospectus for more information about how the selling shareholder may sell the ordinary shares being registered pursuant to the Prospectus or this prospectus supplement. The selling shareholder is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).
Our Ordinary Shares are listed on the New York Stock Exchange under the symbol “RKLY.” On October 27, 2022, the closing price of our Ordinary Shares was $0.58 per share. We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under the federal securities laws and, as such, have elected to comply with certain reduced public company disclosure and reporting requirements.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

See the section entitled “Risk Factors” beginning on page 7 of the Prospectus and in the documents incorporated by reference in the Prospectus to read about factors you should consider before buying our securities.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 31, 2022.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________________

FORM 8-K
____________________________

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): October 25, 2022
____________________________

Rockley Photonics Holdings Limited
(Exact name of registrant as specified in its charter)
 ____________________________

Cayman Islands	001-40735	98-1644526
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)
3rd Floor 1 Ashley Road Altrincham, Cheshire United Kingdom (Address of principal executive offices)		WA14 2DT (Zip Code)
+44 (0) 1865 292017
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)
 ____________________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
 Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Ordinary shares, $0.000004026575398 par value per share	RKLY	The New York Stock Exchange
Warrants, each whole warrant exercisable for one ordinary share at an exercise price of $11.50 per share	RKLY.WS	The New York Stock Exchange
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry Into a Material Definitive Agreement.

Private Placement of Convertible Senior Secured Notes due 2026

As previously announced, on October 24, 2022, Rockley Photonics Holdings Limited (the “Company”) entered into a repurchase and subscription agreement (the “Repurchase and Subscription Agreement”) with holders of its currently outstanding Convertible Senior Secured Notes due 2026 (the “Existing Notes”) named therein, holders of its currently outstanding Senior Secured Notes due 2022 (the “Bridge Notes”) and another investor (collectively, the “Purchasers”), relating to (i) the repurchase of all of the Bridge Notes and a portion of its outstanding Existing Notes in an aggregate original principal amount of $50.0 million (the “Specified Existing Notes”) and (ii) the sale by the Company to the Purchasers of approximately $90.6 million aggregate original principal amount of a new series of Convertible Senior Secured Notes due 2026 (the “New Notes”) with an initial conversion price of $0.6888 and warrants (the “Warrants”) to purchase 131.6 million ordinary shares of the Company, $0.000004026575398 nominal value per share (the “Ordinary Shares”), at an exercise price of $1.1182 per share, subject to certain anti-dilution adjustments.

On October 25, 2022, the Company completed the repurchase of all of the Bridge Notes and the Specified Existing Notes and its sale to the Purchasers of the New Notes and Warrants pursuant to the Repurchase and Subscription Agreement. The New Notes are initially guaranteed by Rockley Photonics, Inc., Rockley Photonics Limited, Rockley Photonics Ireland Limited and Rockley Photonics Oy, each a wholly owned subsidiary of the Company (the “Guarantor Subsidiaries”) and will be guaranteed by the Company’s future subsidiaries (other than subsidiaries treated as excluded entities).

At the completion of the transactions described above (the “Closing”), the Company retained $10.0 million of the proceeds from the issuance of the New Notes and approximately $14.5 million of proceeds were placed in an escrow account (the “Escrow Account”) with Wilmington Savings Fund Society, FSB (“WSFS”), to be released to the Company only at the direction of the requisite number of holders of New Notes.

Fourth Supplemental Indenture

In connection with the Closing, the Company and WSFS, as trustee and collateral agent (collectively, in such capacities, the “Existing Notes Trustee”) , entered into the fourth supplemental indenture (the “Fourth Supplemental Indenture”) to the indenture that governs the Existing Notes to revise certain terms of the Existing Notes to, among other things, (i) permit the issuance of the New Notes, (ii) allow for funds on deposit in the Escrow Account to be added to the amount of unrestricted cash and cash equivalents of the Company that it is required to maintain to satisfy the minimum cash and cash equivalent covenant thereunder and (iii) include as defaults thereunder the occurrence of a noteholder agreement default (as defined therein) and certain events related to the Intercreditor Agreement (as defined below).

Indenture and Issuance of New Notes

The New Notes were issued pursuant to an indenture (the “Indenture” and collectively with the “Existing Notes Indenture”, the “Indentures”), dated as of October 25, 2022, among the Company, the Guarantor Subsidiaries, as guarantors, and WSFS, as trustee and collateral agent (collectively, in such capacities, the “Trustee”). The New Notes are super senior secured obligations of the Company and the Guarantor Subsidiaries secured by substantially all assets of each of the Company and each Guarantor Subsidiary. The liens securing the Existing Notes and related guarantees of the Guarantor Subsidiaries are contractually subordinated to the liens securing the New Notes and related guarantees of the Guarantor Subsidiaries pursuant to a collateral agency and intercreditor agreement (the “Intercreditor Agreement”), among the Company, the Guarantor Subsidiaries, as guarantors, and WSFS, acting as collateral agent on behalf of itself, the holders of the remaining Existing Notes under the Existing Notes Indenture and the holders of the New Notes under the Indenture and (in such capacity, the “Collateral Agent”), the Trustee as senior representative and the Existing Notes Trustee as junior representative . Interest on the New Notes is payable quarterly in arrears at a rate of 12.5% per annum if paid in cash or, subject to the satisfaction of certain conditions, at a rate of 15.0% per annum payable at a rate of 5.75% per annum in cash and 9.25% per annum through the issuance of additional New Notes (“PIK Interest”), which will also bear interest. Interest on the New Notes is payable quarterly in arrears on January 15, April 15, July 15 and October 15, commencing on January 15, 2023. The New Notes will mature on May 15, 2026 (the “Maturity Date”) unless redeemed, repurchased or converted in accordance with their terms prior to such date.

The New Notes are convertible at an initial conversion price equal to $0.6888 per Ordinary Share (the “Conversion Price”). Holders of the New Notes have the right to convert all or a portion of their New Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the maturity date. Upon conversion, holders of the New Notes will receive Ordinary Shares and cash for fractional interests and an interest make whole payment for interest that would have accrued from the date of conversion until the Maturity Date, which interest make whole payment shall be paid in cash or subject to certain conditions, in Ordinary Shares at the Company’s election; provided, however, until the earlier to occur of (x) the third business day prior to December 31, 2022 and (y) the approval by the shareholders of the Company to authorize the issuance of Ordinary Shares in connection therewith at less than the closing price of such Ordinary Shares on the trading day immediately preceding the date of the Repurchase and Subscription Agreement, if the Company would not be entitled to otherwise issue such shares in satisfaction of such interest make whole payment because the shares would be valued in accordance with the Indenture at less than such closing price, the holder who so converted all or a portion of its New Notes will be entitled to either (x) exercise an option under the Repurchase and Subscription Agreement to purchase additional New Notes and Warrants or (y) receive shares valued at such closing price, in each case, in the amount of cash that would otherwise have come due to such holder.

The Company may redeem the New Notes in whole, and not in part, at its option, at any time prior to the maturity date, for a cash purchase price equal to the aggregate principal amount of any New Notes to be redeemed plus accrued and unpaid interest thereon plus a make-whole premium as provided in the Indenture. At any time prior to the Maturity Date, the Company may also redeem the New Notes in whole, or from time to time in part, if the last reported sale price of the Ordinary Shares exceeds 250% of the conversion price then in effect for at least 20 trading days (which need not be consecutive), including at least one of the five trading days preceding the date on which the Company provides a notice of redemption preceding the date on which the Company provides a notice for such redemption, during any 30 consecutive trading day period ending on, and including, the trading day preceding such notice date, for a cash purchase price equal to the aggregate principal amount of any New Notes to be redeemed plus accrued and unpaid interest thereon. The New Notes are also subject to redemption at the option of the Company in the event of certain changes in tax law or listing status of the Company.

In addition, following certain corporate events that occur prior to the maturity date or following issuance by the Company of a notice of redemption, in each case as provided in the Indenture, in certain circumstances, the Company will increase the conversion rate for a holder who elects to convert its New Notes in connection with such a corporate event or who elects to convert any New Notes called for redemption during the related redemption period. Additionally, in the event of a fundamental change (such term as defined in the Indenture), holders of the New Notes will have the right to require the Company to repurchase all or a portion of their New Notes at a price equal to the aggregate principal amount of any New Notes to be repurchased plus accrued and unpaid interest thereon plus a make-whole premium.

The Indenture includes restrictive covenants that, subject to specified exceptions, limit the ability of the Company and its subsidiaries to (a) incur debt or issue preferred shares or disqualified stock; (b) make (i) dividends and distributions, (ii) redemptions and repurchases of equity, (iii) investments and (iv) prepayments, redemptions and repurchases of subordinated debt; (c) incur liens; (d) make asset sales; (e) enter into transactions with affiliates and (f) enter into agreements limiting subsidiary distributions. In addition, the Company is required to maintain minimum unrestricted cash and cash equivalents, when taken together with the aggregate amount of funds then on deposit in the Escrow Account, of $5.0 million until December 29, 2022 and $20.0 million thereafter. The Indenture also includes customary events of default after which the holder of the New Notes may accelerate the maturity of the New Notes to become due and payable immediately; provided, however, that the New Notes will be automatically accelerated upon certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries. Such events of default include: (i) certain payment defaults on the New Notes (which, in the case of a default in the payment of interest and liquidated damages on the New Notes, are subject to a 30-day cure period); (ii) the Company’s failure in its obligation to convert a New Note, if such default is not cured within three business days; (iii) the Company’s failure to send certain notices under the Indenture within specified periods of time, if such failure is not cured within three business days; (iv) the Company’s failure to comply with certain covenants in the Indenture relating to the Company’s ability to consolidate with or merge with or into, or sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to another person; (v) a default by the Company in its other obligations or agreements under the Indenture or the other note documents (as defined in the Indenture) if such default is not cured or waived within 30 days after written notice is given by the Trustee or the holders of 25% in aggregate principal amount of the New Notes; (vi) certain defaults by the Company or any of its subsidiaries with respect to indebtedness for borrowed money of at least $3.5 million; (vii) final judgments of at least $3.5 million (excluding amounts not covered by insurance) rendered against the Company or any of its subsidiaries, which judgments are not discharged or stayed within 60 days; (viii) certain events of bankruptcy, insolvency and reorganization involving the Company or any of its subsidiaries; (ix) any material provision of any note document ceases to be valid and binding on or enforceable against the Company or any Guarantor Subsidiary or the Company or any Guarantor Subsidiary shall so state in writing or any note security document (as defined in the Indenture) ceases to create a valid security interest in the collateral (as defined in the Indenture), excepted as permitted pursuant to the terms thereof or the Indenture; (x) a noteholder agreement default (as defined in the Indenture); (xi) certain events related to the Intercreditor Agreement and (xii) except as permitted under the Indenture, the Company or any Guarantor Subsidiary shall contest in any manner the validity or enforceability of a permitted intercreditor agreement (as defined in the Indenture) or deny that it has any further liability or obligation thereunder, or the note obligations or the liens securing the note obligations, for any reason shall not have the priority contemplated by the Indenture, the note security documents or such permitted intercreditor agreement.

Issuance of Warrants

The Warrants have a term ending on May 27, 2032 and a $1.1182 per share exercise price, and include a ratchet anti-dilution adjustment in the event any Ordinary Shares or other equity or equity equivalent securities payable in Ordinary Shares are granted, issued or sold (or the Company enters into any agreement to grant, issue or sell), in each case, at a price less than the exercise price then in effect, which automatically decreases the exercise price of the Warrants upon the occurrence of such event, and increases the number of shares of Ordinary Shares issuable upon exercise of the Warrants, such that the aggregate exercise price of all Warrants remains the same before and after any such dilutive event; provided, that the exercise price may not be less than $0.6262 per Ordinary Share. Upon the occurrence of a fundamental transaction, the Warrants provide each holder a put right in respect of the Warrants. Upon the exercise of a put right by the holder, the Company is obligated to repurchase the Warrants for the fair market value of the Warrants repurchased, as calculated in the Warrant Agreement. The Warrants also include cashless exercise rights.

Noteholder Agreement

The Company also entered into a Noteholder Agreement (the “Noteholder Agreement”), dated October 25, 2022, with the Purchasers (other than Dr. Rickman), which sets forth certain covenants and other obligations of the Company. These covenants and obligations include certain weekly reporting obligations and maintaining a minimum variance from approved forecasted cash budgets. The Noteholder Agreement also contains certain strategic milestones, which must be met at various times over the period ending December 21, 2022 and require the Company to work with its strategic advisor to meet these milestones. These milestones relate to the Company’s pursuit of capital raising transactions and other strategic transactions. The satisfaction of each of these milestones will be determined at the discretion of the Purchasers (other than Dr. Rickman). In the event the Company breaches any of these covenants and other obligations, subject to certain cure periods in specified instances, the Purchasers party to the Noteholder Agreement may declare the Company to be in default of the Indentures and may elect to exercise their rights and remedies, which in turn could cause an acceleration of all of the Company’s obligations under the New Notes and the remaining Existing Notes.

Registration Rights Agreement

The Company also entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated October 25, 2022, with the Purchasers, which provides, subject to certain limitations, the Purchasers with certain registration rights for the Ordinary Shares issuable upon conversion of the New Notes and exercise of the Warrants. The Registration Rights Agreement requires the Company to prepare and file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) as soon as reasonably practicable after the Closing to register the resale of the shares underlying the New Notes and the Warrants.

The foregoing summaries of the Fourth Supplemental Indenture, the Indenture, the New Notes, the Warrants, the Noteholder Agreement and the Registration Rights Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of, as applicable, the Fourth Supplemental Indenture, the form of Indenture (including the form of New Note attached thereto), the form of Warrant, the Repurchase and Subscription Agreement, the form of Noteholder Agreement and the form of Registration Rights Agreement, which are attached as Exhibits 4.1, 4.2, 4.3, 10.1, 10.2 and 10.3, respectively, to this Current Report on Form 8-K.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information required by Item 2.03 relating to the New Notes, the Warrants and the Indenture is contained in Item 1.01 of this Current Report and incorporated herein by reference.

Item 3.02. Unregistered Sales of Equity Securities.

On October 25, 2022, the Company sold approximately $90.6 million in aggregate original principal amount of the Notes and Warrants to purchase approximately 131.6 million Rockley Ordinary Shares to the Purchasers in a private placement in reliance on the exemption from the registration requirements of the Securities Act of 1933 (the “Securities Act”) provided by Section 4(a)(2) of the Securities Act. The Company relied on this exemption from registration based in part on representations made by the Purchasers in the Repurchase and Subscription Agreement.

The information related to the issuance of the New Notes and Warrants contained in Item 1.01 of this Current Report on Form 8-K is incorporated by reference.

Item 9.01. Financial Statements and Exhibits.

Exhibit No.	Description
4.1	Fourth Supplemental Indenture dated October 25, 2022 by and among the Company and Wilmington Savings Fund Society, FSB, as trustee (the “Existing Notes Trustee”) and collateral agent (the “Collateral Agent”), to the indenture (as supplemented by that First Supplemental Indenture dated August 4, 2022, and Second Supplemental Indenture dated September 30, 2022), dated as of May 27, 2022, among the Company, each of the Guarantor Subsidiaries, the Existing Notes Trustee and the Collateral Agent.
4.2	Form of Indenture (including form of New Note) by and among the Company, each of the Guarantor Subsidiaries and Wilmington Savings Fund Society, FSB, as trustee and collateral agent (incorporated by reference from Exhibit 4.1 to the Registrant's Current Report on Form 8-K filed October 25, 2022).
4.3	Form of Warrants (incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K filed October 25, 2022).
10.1	Repurchase and Subscription Agreement dated as of October 24, 2022 by and between the Company, each of the Company’s subsidiaries named therein and the Subscribers named therein (incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed October 25, 2022).
10.2	Form of Noteholder Agreement by and among the Company and the Purchasers named therein (incorporated by reference from Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed October 25, 2022).
10.3	Form of Registration Rights Agreement by and among the Company and the Subscribers named therein (incorporated by reference from Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed October 25, 2022).

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Rockley Photonics Holdings Limited

Date:	October 28, 2022	By:	/s/ Richard A. Meier
		Name:	Richard A. Meier
		Title:	President and Chief Financial Officer